Amerityre Corporation
                              1501 Industrial Road
                           Boulder City, Nevada 89005



                                                                  April 27, 2006


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Pamela A. Long, Assistant Director
              Nili Shah, Branch Chief
              Chris Edwards, Staff Attorney
              Dorine H. Miller, Examiner
              Jenn Do, Staff Accountant

              Re:   Amerityre Corporation
                    Amendment No. 1 to Registration Statement on Form S-1 Filed April 26, 2006
                    (File No. 333-132305)

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Amerityre Corporation (the
"Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday May 1, 2006, or as soon thereafter as possible.

     We hereby acknowledge the following:

     o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Amerityre Corporation


                                            By: /s/ Richard A. Steinke
                                            --------------------------
                                            Name: Richard A. Steinke
                                            Title:   President and CEO